SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. --)*

.............................................................

(Name of Issuer) : DREYER'S GRAND ICE CREAM HOLDING

(Title of Class of Securities) : registered security (ISIN code : US2618771040)

(CUSIP Number) : 261877104

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications) .

DREYER'S GRAND ICE CREAM HOLDING,

5929 College Avenue, Oakland, CA 94618, United States

(Date of Event Which Requires Filing of This Statement) : January 16th, 2006







If the filing person has previously filed a statement on

Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule

13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all

exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent

amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section

18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but

shall be subject to all other provisions of the Act (however,

see the Notes).

CUSIP No. : 261877104

_________________________________________________________________

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

CIC Banque CIAL, 31 rue Jean Wenger-Valentin, 67000 Strasbourg, France.

_____________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a).....................................................

(b)...................................................

________________________________________________________

(3) SEC Use Only ........................................................

________________________________________________________

(4) Source of Funds (See Instructions) : PF

__________________________________________________________

(5) Check if Disclosure of Legal Proceedings is

Required Pursuant to Items 2(d) or 2(e)

__________________________________________________________

(6) Citizenship or Place of Organization : FRANCE

___________________________________________________________

Number of Shares (7)Sole Voting Power :

0 Dreyer's Grand Ice Cream Holding 'putable and callable'

shares (ISIN code : US2618771040)

Beneficially Owned (8)Shared Voting Power :

0 Dreyer's Grand Ice Cream Holding 'putable and

callable' shares (ISIN code : US2618771040)

by Each Reporting (9)Sole Dispositive Power :

Person With (10)Shared Dispositive Power.

________________________________

(11)Aggregate Amount Beneficially Owned by Each Reporting Person :

0 Dreyer's Grand Ice Cream

Holding 'putable and callable' shares (ISIN code : US2618771040)

_________________________________________________________

(12)Check if the Aggregate Amount in Row (11)

Excludes Certain Shares (See Instructions)

__________________________________________________________

(13)Percent of Class Represented by Amount in Row (11) :

0 % (total number of shares with voting power of

the company DREYER'S GRAND ICE CREAM HOLDING : 31 226 000,

according to Bloomberg of January 19th, 2006)

_____________________________________________________

(14)Type of Reporting Person (See Instructions) : BK





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.

January 19th, 2006

Date

..................................................







Signature

Marie-Christine BOUCHARD / Head of Legal and Tax Department

Name/Title









General instructions





Item 1. Security and Issuer :



This statement relates to Dreyer's Grand Ice Cream Holding

'putable and callable' shares (ISIN code : US2618771040). The issuer is Dreyer's Grand Ice Cream Holding which is located in

5929 College Avenue, Oakland, California, 94 618 in the United

States.



Item 2. Identity and background:



CIC bank CIAL is a French authorised bank. Our address is 31,

rue Jean Wenger-Valentin, 67000 Strasbourg in France.



Moreover we have not been convicted in a criminal proceedings during the last five years and we were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.



Item 3. Source and Amount of Funds or Other Consideration



CIC Bank CIAL tendered all shares of Dreyer's Grand Ice Cream

Holding held by CIC Bank CIAL to the put of these shares.



Item 4. Purpose of Transaction.



CIC Bank CIAL bought and tendered these shares only for

arbitrage purpose.



Item 5. Interest in Securities of the Issuer.



CIC Bank CIAL is the Beneficial Owner of 0 Dreyer's

Grand Ice Cream Holding 'putable and callable' shares (ISIN

code : US2618771040) which correspond with 0 % of this

category of shares.



Item 6. Contracts, Arrangements, Understandings or

Relationships With Respect to Securities of the Issuer.



None.



Item. 7. Material to be Filed as Exhibits.



None.